SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CENTILLIUM COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	94-3263530
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

47211 Lakeview Boulevard Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates (if applicable):  Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

Item 1.    Description of Securities to be Registered.

On December 27, 2002, the Board of Directors of Centillium Communications, Inc., a Delaware corporation (the “Company”), declared a dividend of one Preferred Share Purchase Right (each, a “Right” and collectively, the “Rights”) to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock, par value $0.001 per share, of the Company (“Common Shares”). The dividend is payable on January 9, 2003 (the “Record Date”) to stockholders of record as of the close of business on that date. The terms of the Rights are governed by a Preferred Stock Rights Agreement, dated as of December 30, 2002, between the Company and Mellon Investor Services LLC (the “Rights Agreement”).

The following summary of the principal terms of the Rights Agreement, is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is incorporated by reference herein as Exhibit 4.1 to this registration statement.

Distribution and Transfer of Rights; Rights Certificate

The Board of Directors has declared a dividend of one Right for each share of Common Stock of the Company outstanding. Prior to the Distribution Date referred to below, the Rights will be evidenced by and trade with the certificates for the Common Stock. After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders and the Rights will become transferable apart from the Common Stock.

Distribution Date

Rights will separate from the Common Stock and become exercisable following (a) the tenth day (or such later date as may be determined by the Company’s Board of Directors) after a person or group acquires beneficial ownership of 15% or more of the Company’s Common Stock or (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s Common Stock.

Preferred Stock Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase for $25.00 (the “Exercise Price”), a fraction of a share of the Company’s Preferred Stock with economic terms similar to that of one share of the Company’s Common Stock.

Flip-In

If an acquirer (an “Acquiring Person”) obtains 15% or more of the Company’s Common Stock, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Company’s Common Stock having a then-current market value of twice the Exercise Price.

Flip-Over

If, after an Acquiring Person obtains 15% or more of the Company’s Common Stock, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company or (c) the Company sells more than 50% of the Company’s assets or earning power, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock of the person engaging in the transaction having a then current market value of twice the Exercise Price.

Exchange Provision

At any time after the date on which an Acquiring Person obtains 15% or more of the Company’s Common Stock and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Redemption of Rights

Rights will be redeemable at the Company’s option for $0.001 per Right at any time on or prior to the fifth day (or such later date as may be determined by the Company’s Board of Directors) after public announcement that a Person has acquired beneficial ownership of 15% or more of the Company’s Common Stock (the “Shares Acquisition Date”).

Expiration of the Rights

The Rights expire on the earliest of (a) January 9, 2013 or (b) exchange or redemption of the Rights as described above.

Amendment of Terms of Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Voting Rights

Rights will not have any voting rights.

Anti-Dilution Provisions

Rights will have the benefit of certain customary anti-dilution provisions.

Taxes

The Rights distribution should not be taxable for federal income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Certain Anti-Takeover Effects

The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Item 2.    Exhibits.

3.1[1]	Amended and Restated Certificate of Incorporation of Centillium Communications, Inc.

3.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Centillium Communications, Inc.

4.1	Preferred Stock Rights Agreement, dated as of December 30, 2002, between Centillium Communications, Inc. and Mellon Investor Services LLC.

[1]	Incorporated by reference from Exhibit 3.1(b) to Centillium Communications, Inc.’s Registration Statement on Form S-1/A (No. 333-30772), filed with the Commission on March 31, 2000.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 31, 2002	CENTILLIUM COMMUNICATIONS, INC.

	By:	/s/ DARREL SLACK
Darrel Slack Chief Financial Officer

EXHIBIT INDEX

3.1[1]	Amended and Restated Certificate of Incorporation of Centillium Communications, Inc.

3.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Centillium Communications, Inc.

4.1	Preferred Stock Rights Agreement, dated as of December 30, 2002, between Centillium Communications, Inc. and Mellon Investor Services LLC.

[1]	Incorporated by reference from Exhibit 3.1(b) to Centillium Communications, Inc.’s Registration Statement on Form S-1/A (No. 333-30772), filed with the Commission on March 31, 2000.